Exhibit 99.1

First Quarter 2009 Report to Shareholders

For the Three Months Ended November 30, 2008

(Unaudited)

Corus Entertainment Inc.
First Quarter Report to Shareholders

TABLE OF CONTENTS

HIGHLIGHTS	3
Significant Events in the Quarter	3
Significant Events Subsequent to the Quarter	4
Management’s Discussion and Analysis	4
Overview of Consolidated Results	5
Revenues	5
Direct cost of sales, general and administrative expenses	5
Depreciation	5
Interest expense	6
Disputed regulatory fees	6
Other expense, net	6
Income taxes	6
Net income and earnings per share	6
Other comprehensive loss, net of tax	6
Radio	7
Television	8
Corporate	9
Quarterly Consolidated Financial Information	9
Risks and Uncertainties	10
Outlook	10
Financial Position	10
Liquidity and Capital Resources	11
Cash flows	11
Liquidity	12
Net debt to segment profit	12
Off-balance sheet arrangements and derivative financial instruments	12
Contractual commitments	12
Outstanding Share Data	12
Changes in Internal Control Over Financial Reporting	12
Key Performance Indicators	12
Free cash flow	13
Net debt	13
Net debt to segment profit	13
Impact of New Accounting Policies	13
Recent Accounting Pronouncements	13
Consolidated Financial Statements and Notes	14

Corus                                                                                                                                                    2

CORUS ENTERTAINMENT INC.
First Quarter Report to Shareholders

HIGHLIGHTS

	Three months ended
	November 30,
	2008	2007
Revenues	216,785	214,825
Segment profit
Radio	22,011	25,471
Television	64,270	63,565
Corporate	(4,939)	(5,646)
	81,342	83,390

Net income	40,633	39,387
Earnings per share
Basic	$0.51	$0.47
Diluted	$0.50	$0.46
Weighted average number of shares outstanding (in thousands)
Basic	80,152	83,888
Diluted	81,253	86,166

Significant Events in the Quarter

•	On September 1, 2008, the Company completed the sale of CHRC-AM to Groupe Cadrin, reducing the number of stations in the Corus Radio division to 52 from 53 stations.
•
On September 2, 2008, the Company announced that its acquisition of Canadian Learning Television (“CLT”) from CTVglobemedia had closed. The CRTC approved the acquisition on August 22, 2008 and Corus took ownership of CLT on September 1, 2008. On November 3, 2008, the Company re-launched the network as VIVA, a specialty channel that will offer programming targeted to Canadian women in the dynamic boomer demographic. VIVA joins Corus’ successful portfolio of women’s specialty television channels, including Cosmopolitan TV and W Network.

•	On September 18, 2008, the CRTC approved the Company’s applications for two Category 2 specialty television licenses known as YTV POW! and YTV OneWorld.
•
On September 22, 2008, Movie Central announced its plan to launch HBO Canada in Western Canada.  The channel promises to deliver a full slate of HBO’s award-winning, boundary-pushing, genre-defining series, films, comedies and live events. HBO Canada launched on Thursday, October 30, 2008.

•
On September 24, 2008, the Company’s News-Talk Radio Network announced its intention to host four national election forums starting Thursday, September 25, 2008 and airing every week leading up to the election. Hosted by Christy Clark (CKNW AM 980), John Oakley (AM640 TORONTO RADIO), Dave Rutherford (630 CHED and AM 770) and Roy Green (weekend news-talk host), each weekly two-hour program examined one key issue facing Canadians.

•
On September 25, 2008, the Company announced that it would implement a Dividend Reinvestment Plan (“DRIP”) effective November 1, 2008 and that the Plan will be managed by CIBC Mellon, the Company’s transfer agent.

•	On September 30, October 31 and November 28, 2008, the Company paid a monthly dividend of $0.049585 and $0.05 to holders of its Class A and Class B shares respectively.
•	On October 3, 2008, the CRTC approved a technical change and license amendment for radio station CFEL-FM that would extend its signal to the Quebec City market.
•
On October 13, 2008, the Company’s Nelvana business unit announced that Hot Wheels®, the #1 toy vehicle property in the U.S., will be developed into a new animated television series. The new series will feature CGI animation by Nelvana and Nerd Corps Entertainment, and will premiere fall 2009 in Canada on Corus’ TELETOON network and on Cartoon Network in the U.S.

Corus                                                                                                                                                    3

•
On October 20, 2008, the Company’s radio division launched ExploreMusic with Alan Cross on its network of new rock stations across Canada. Featuring the latest music news and opinion, interviews with established and emerging artists, behind-the-scenes information, technology news and a variety of other music-related topics, ExploreMusic begins service as a daily half-hour radio show and online destination.

•
On November 18, 2008, the Company’s children’s publishing entity Kids Can Press announced that it had won the 2008 Governor General’s Literary Awards in both English-language text and illustration categories. John Ibbitson’s The Landing was awarded the prize for Children’s Literature - Text, while Stéphane Jorisch’s illustrations for The Owl and the Pussycat won in the Children’s Literature - Illustration category.

•
On November 27, 2008, the Company’s Nelvana business unit announced it will now offer its animated content on demand in the U.S., U.K., France and French-speaking Europe through Tribal Nova’s KidStudio online environment. Nelvana programs like 6TEEN, Tales from the Cryptkeeper and Di-Gata Defenders will be available depending upon the territory.

Significant Events Subsequent to the Quarter

•
On December 4, 2008, the Company announced that it filed its fiscal 2008 Annual Report (containing its audited financial statements for the fiscal year ended August 31, 2008) on Form 40-F with the U.S. Securities and Exchange Commission on November 28, 2008. The fiscal 2008 Annual Report is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and may also be downloaded from the Company’s website at www.corusent.com.

•
On December 18, 2008, the Supreme Court of Canada granted leave to appeal the decision of the Federal Court of Appeal (“FCA”) concerning the validity of the so-called CRTC Part II fees.  The FCA had held that the fees were a valid fee imposed by regulation and were not a tax that would require specific legislation.  This reversed the Federal Court - Trial Division decision which held that Part II fees were an unlawful tax.  A hearing of this matter by the Supreme Court is expected during the fiscal year but no decision is expected until late in calendar 2009 at the earliest.

•	On December 31, 2008, the Company paid a monthly dividend of $0.049585 and $0.05 to holders of its Class A and Class B shares respectively.
•
On January 14, 2009 the Company revised the fiscal 2009 guidance it gave at its Investor Day on September 25, 2008. Since that time there have been significant changes in the Canadian economy that prompted the Company to reduce its segment profit guidance to between $255.0 million and $265.0 million from the previous guidance of $270.0 million and $280.0 million. The Company’s free cash flow guidance of between $70.0 million and $90.0 million remains unchanged.

Management’s Discussion and Analysis

Management’s Discussion and Analysis of the financial position and results of operations for the three months ended November 30, 2008 is prepared at December 31, 2008.  The following should be read in conjunction with Management’s Discussion and Analysis, consolidated financial statements and the notes thereto included in our August 31, 2008 Annual Report and the consolidated financial statements and notes of the current quarter.  The financial highlights included in the discussion of the segmented results are derived from the unaudited consolidated financial statements.  All amounts are stated in Canadian dollars unless specified otherwise.

Corus                                                                                                                                                    4

Cautionary statement regarding forward-looking statements

To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements and may be forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”).  These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook, including advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees, and can generally be identified by the use of the words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.  Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, including without limitation factors and assumptions regarding advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees and actual results may differ materially from those expressed or implied in such statements.  Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business;  and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form.  Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

Overview of Consolidated Results

Net income for the first quarter was $40.6 million on revenues of $216.8 million, as compared to net income of $39.4 million on revenues of $214.8 million in the prior year.  For the quarter, Television delivered segment profit growth of 1%, while Radio declined by 14%.  Please refer to the discussion of segmented results for further analysis.

Revenues

Revenues for the first quarter were $216.8 million, an increase of 1% from $214.8 million last year.  Subscriber revenues increased by 12%, while advertising revenues decreased by 4% in the quarter.  Television revenues increased by 4%, while Radio revenues decreased by 5% in the quarter.  Please refer to the discussion of segmented results for additional analysis of revenues.

Direct cost of sales, general and administrative expenses

Direct cost of sales, general and administrative expenses for the first quarter were $135.4 million, up 3% from $131.4 million in the prior year.  This increase is attributed to an increase in bad debts, foreign exchange losses, and increased advertising and marketing costs related to launching new Television brands.  Please refer to the discussion of segmented results for additional analysis of expenses.

Depreciation

Depreciation expense for the first quarter was $5.0 million, a decrease of $0.8 million from last year.  This decrease reflects the timing of capital expenditures and a charge for redundant Corporate assets in the first quarter of fiscal 2008.

Corus                                                                                                                                                    5

Interest expense

Interest expense for the first quarter was $10.4 million, down from $11.0 million last year.  Interest on long-term debt is down from the prior year despite the higher average debt balance in fiscal 2009, as interest rates are lower in the current year.  This is offset by the impact of the interest rate swap, since interest rate swap agreements fix the interest rate at 4.13% plus a margin on $400.0 million of the bank debt for the full term of the facility.  The effective interest rate on bank loans for the first quarter was 4.8%.

Disputed regulatory fees

The disputed regulatory fee accrual relates to the April 2008 decision of the Federal Court of Appeal to reverse the December 2006 Federal Court decision that ruled that Part II fees paid by broadcasters to the Canadian Radio-television and Telecommunications Commission were an unlawful tax.  The parties subject to Part II fees are appealing the decision.  The Part II fees remain in force however the CRTC is not collecting them pending final disposition of the legal proceedings.  In December 2008, the Supreme Court of Canada announced that it would grant leave to appeal the decision.

Other expense, net

Other expense for the first quarter was $1.4 million, compared to $3.9 million in the prior year. The current year includes foreign exchange losses of $2.6 million, while the prior year includes $2.8 million in restructuring charges.

Income taxes

The effective tax rate for the first quarter was 33.2%, compared to the Company’s 32.7% statutory rate.  There were no significant individual differences between the effective and statutory rates in fiscal 2009 and fiscal 2008.

Net income and earnings per share

Net income for the first quarter was $40.6 million, as compared to $39.4 million last year.  Earnings per share for the first quarter were $0.51 basic and $0.50 diluted, compared to $0.47 basic and $0.46 diluted last year.  The weighted average number of shares outstanding decreased in fiscal 2009 as a result of shares acquired and cancelled by Corus under its normal course issuer bid.

Other comprehensive loss, net of tax

Other comprehensive loss for the quarter was $6.4 million, compared to $6.8 million in the prior year.  This loss is the result primarily of the change in the unrealized fair value of the Company’s interest rate swap.  The cumulative unrealized loss on this swap has increased as interest rates have declined.

Corus                                                                                                                                                    6

Radio

At the end of fiscal 2008, the Radio division comprised 52 radio stations situated primarily in nine of the 10 largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is one of Canada’s leading radio operators in terms of revenues and audience reach.

Financial Highlights

	Three months ended
	November 30,
(thousands of Canadian dollars)	2008	2007
Revenues	75,528	79,525
Direct cost of sales, general and administrativeexpenses	53,517	54,054
Segment profit	22,011	25,471

Revenues for the first quarter were $75.5 million, representing a 5% decrease over the prior year.  Local airtime revenues were down 6% from the prior year and national airtime revenues were down by 10% compared to the prior year.  Other ancillary revenues increased modestly from the prior year.  While revenues in Quebec remained flat, revenues in the western Canada and Ontario experienced declines, and Corus stations in the key markets underperformed relative to the markets.  The Company has been particularly impacted by decreased advertising spending by the telecommunications category.

Direct cost of sales, general and administrative expenses for the first quarter were $53.5 million, down 1% from the prior year.  Expenses decreased for employee-related costs and for advertising and marketing.

Segment profit for the first quarter was $22.0 million, a decrease of 14% from $25.5 million last year.

Corus                                                                                                                                                    7

Television

The Television division comprises the following: specialty television networks YTV, W Network, Treehouse TV, VIVA (formerly Canadian Learning Television), Corus’ 80% interest in Country Music Television Limited (“CMT”), a 50.5% interest in Telelatino, a 50% interest in TELETOON and TELETOON Retro, and a 20% interest in Food Network; Corus’ western Canadian premium pay television services: Movie Central, HBO Canada and Encore; interests in three digital television channels: SCREAM, Cosmopolitan TV and Discovery Kids Canada; Corus Custom Networks, a cable advertising service; three local television stations; Max Trax, a residential digital music service; and the Nelvana production studio and the related distribution and licensing business.

The absorption of the former Content business occurred at the start of fiscal 2009.  The segment results of Television for the prior year have been restated to reflect the inclusion of Content’s results.

Financial Highlights

	Three months ended
	November 30,
(thousands of Canadian dollars)	2008	2007
Revenues	141,257	135,351
Direct cost of sales, general and administrativeexpenses	76,987	71,786
Segment profit	64,270	63,565

Revenues for the first quarter were $141.3 million, up 4% from the corresponding period last year.  Advertising revenues decreased by 1% in the quarter, while subscriber revenues grew by 12% in the quarter.  Other revenues, primarily derived through service work in the studio and content distribution, were flat to prior year.  Specialty advertising revenues decreased by 1% from the prior year.  Strong double-digit growth continued at W Network, while declines in advertising revenues were experienced at YTV and TELETOON.  Consistent with a trend that began last year, the decline in the quarter came mainly from two categories, food and entertainment.  Subscriber revenues benefited from the acquisition of VIVA.  Movie Central finished the quarter with 906,000 subscribers, up 3% from the same period last year.

Direct cost of sales, general and administrative expenses were $77.0 million for the first quarter, representing an increase of 7% over the prior year.  Direct cost of sales, which includes amortization of program and film rights and film investments, increased by 2% from the prior year.  These costs fluctuate in proportion to changes in subscriber levels, as a result of program supply agreements and Canadian content requirements based on the prior year’s revenues, as a result of conditions of license as well as with the volume of service work in the studio.  General and administrative expenses increased by 16%, due to the addition of two new networks, an increase in bad debts, foreign exchange losses, and increased advertising and marketing costs, while employee-related costs were down slightly from the prior year.  Relative to the prior year, the Company incurred an additional $5.5 million in costs to support the launches of Cosmopolitan TV, VIVA and HBO Canada and in Nickelodeon digital rights.

Segment profit for the first quarter was $64.3 million, up 1% from the prior year.

Corus                                                                                                                                                    8

Corporate

The Corporate segment results represent the incremental cost of corporate overhead in excess of the amount allocated to the operating segments.

Financial Highlights

	Three months ended
	November 30,
(thousands of Canadian dollars)	2008	2007
Stock-based compensation	820	2,755
Other general and administrative costs	4,119	2,891
General and administrative expenses	4,939	5,646

General and administrative expenses decreased to $4.9 million in the first quarter from $5.6 million last year.

Stock-based compensation includes the expenses related to the Company’s Performance Share Units (“PSUs”), stock options and other long-term incentive plans.  The expense related to stock-based compensation is lower in the current year due to changes in the assumptions underlying the expense recognition of certain plans, primarily related to the Company’s lower share price.

Other general and administrative costs are up from the prior year primarily as a result of foreign exchange losses.

Quarterly Consolidated Financial Information

The following table sets forth certain unaudited data derived from the unaudited consolidated financial statements for each of the eight most recent quarters ended November 30, 2008.  In management’s opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements contained in the Company’s Annual Report for the year ended August 31, 2008, except as noted in note 2 to the unaudited consolidated financial statements for the three months ended November 30, 2008.

				Earnings per share
(thousands of Canadian dollars, except per share amounts)	Revenues	Segment profit	Net income	Basic	Diluted
2009
1st quarter	216,785	81,342	40,633	$0.51	$0.50
2008
4th quarter	185,774	47,235	17,406	$0.21	$0.21
3rd quarter	207,819	71,772	37,674	0.45	0.45
2nd quarter	178,738	49,733	35,368	0.42	0.41
1st quarter	214,825	83,390	39,387	0.47	0.46
2007
4th quarter	187,204	46,381	21,219	$0.25	$0.25
3rd quarter	197,612	64,811	29,587	0.35	0.34
2nd quarter	174,729	48,349	19,543	0.23	0.22

Corus                                                                                                                                                    9

Seasonal fluctuations

As discussed in Management’s Discussion and Analysis for the year ended August 31, 2008, Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results.  In particular, as the Company’s broadcasting businesses are dependent on general advertising and retail cycles associated with consumer spending activity, the first quarter results tend to be the strongest and second quarter results tend to be the weakest in a fiscal year.

Significant items causing variations in quarterly results

•	Net income for the third quarter of fiscal 2008 was negatively impacted by a $9.7 million disputed regulatory fee accrual.
•	Net income for the third quarter of fiscal 2008 was positively impacted by approximately $10.0 million in income tax items.
•	Net income for the second quarter of fiscal 2008 was positively impacted by approximately $13.2 million in income tax rate changes and other income tax items.

Risks and Uncertainties

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2008.

Outlook

At its annual Investor Day in September 2008, the Company provided the following guidance for fiscal 2009: consolidated segment profit of between $270.0 million and $280.0 million, and free cash flow of between $70.0 million and $90.0 million.  Since that time there has been significant turmoil in the global financial markets leading to, among other things, erosion in consumer confidence and a slowdown in Canada’s GDP growth and growth estimates.

As there has been a historical link between the growth rate of the economy and the growth rate of advertising revenues, and a significant portion of the Company’s revenues are derived from advertising (59% in fiscal 2008), the Company has reduced its segment profit guidance to between $255.0 million and $265.0 million from the original guidance of $270.0 million and $280.0 million.

The Company expects that this softening in its advertising revenues will continue to have a greater impact on its Radio division results given that division’s reliance on advertising revenues, particularly local advertising revenues, and its greater reliance on advertising sectors that have seen larger declines than average (local automotive, telecommunications and financial services as examples).

The Company’s free cash flow guidance of between $70.0 million and $90.0 million remains unchanged.

Financial Position

Total assets at November 30, 2008 were $2.10 billion, compared to $2.03 billion at August 31, 2008.  The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2008.

Current assets increased by $43.1 million.  Cash and cash equivalents increased by $3.4 million.  Please see the discussion of cash flows below.  Accounts receivable increased by $34.5 million.  The accounts receivable balance typically grows in the first and third quarters as a result of the broadcast revenue cycle.  The Company carefully monitors the aging of its accounts receivables.

Non-current assets increased by $26.5 million.  Tax credits receivable increased as a result of accruals related to film production, offset by tax credit receipts.  Investments and other assets, broadcast licenses and goodwill balances changed as a result of the completion of the acquisition of an analog specialty service in the first quarter of fiscal 2009.   Program and film rights (current and non-current) increased by $11.1 million, as additions of acquired rights of $46.4 million were offset by amortization of $37.5 million as well as an increase related to business combinations.  In particular, investments in programming were made relating to the launch of VIVA in the first quarter.  Film investments increased by $7.0 million as net film spending of $11.5 million was offset by film amortization and accruals for tax credits.  Nelvana Studio currently has fewer series in production than at the same point last year, and film spending is lower than the prior year.

Corus                                                                                                                                                  10

Current liabilities increased by $6.2 million.  Accounts payable and accrued liabilities decreased by $6.1 million and income taxes payable increased by $12.3 million.  The accounts payable and accrued liabilities balance decreased due to the payment of employee compensation accruals.  Income taxes payable increased due to the timing of income tax installments.

Non-current liabilities increased by $66.9 million.  Long-term debt increased by $30.9 million. The first quarter is a period of low free cash flow so the Company used its credit facility to finance its normal course issuer bid and dividends.  Other long-term liabilities increased by $26.3 million.  The fair value of the liability associated with the interest rate swap increased by $10.3 million as interest rates continued to decline.  The Company also recognized a liability associated with a long-term trademark agreement, as well as an accrual for public benefits resulting from a business combination.   Net future tax liability (including current future tax asset) increased by $9.6 million primarily due to a business combination and the utilization of tax loss carryforwards.

Share capital decreased by $8.1 million as a result of the repurchase and cancellation of shares with a book value of $8.5 million under the Company’s normal course issuer bid, offset by the exercise of employee stock options.  Contributed surplus decreased by $4.2 million as units that had vested under the Company’s long-term incentive plan were paid in cash in the first quarter.

Liquidity and Capital Resources

Cash flows

Overall, the Company’s cash and cash equivalents position increased by $3.4 million in fiscal 2009, compared to a decrease of $21.5 million in the prior year.  Free cash flow for fiscal 2009 was $2.0 million, compared to negative free cash flow of $2.9 million in the prior year.  The first quarter is historically a period of low free cash flow relative to other quarters.

Cash provided by operating activities in fiscal 2009 was $4.7 million, compared to $4.0 million last year.  The higher payments for program and film rights are largely the reversal of a timing difference from the fourth quarter of fiscal 2008.  The lower net additions to film investments are the result of fewer series being in production in the studio relative to last year.

Cash used in investing activities in fiscal 2009 was $2.7 million, compared to cash used of $6.9 million last year.  Capital expenditures are lower than in the prior year, as the Company looks to minimize capital expenditures ahead of its move to the Toronto waterfront development.

Cash provided by financing activities in fiscal 2009 was $1.4 million, compared to cash used of $18.6 million in the prior year.  As the first quarter is generally a period of low free cash flow, the Company typically draws on its bank facility in the first quarter.  In the current year, the Company temporarily suspended purchasing its own shares under an ongoing issuer bid that was renewed in the second quarter of fiscal 2008.  In fiscal 2009, 794,966 shares were purchased and cancelled at an average price of $18.97 per share for cash consideration of $15.1 million, compared to 1,319,800 shares purchased at an average price of $24.51 per share in the prior year.  The exercise of employee stock options provided less cash flow in the current year due to the Company’s lower relative share price.

Corus                                                                                                                                                  11

Liquidity

As at November 30, 2008, the Company has available $70.0 million under a revolving term credit facility that matures on January 24, 2011.  Interest rates on the Company’s facilities fluctuate with Canadian bankers’ acceptances and LIBOR, however interest rate swap agreements fix the interest rate at 4.13% plus a margin on $400.0 million of the bank debt for the full term of the facility

As at November 30, 2008, the Company had a cash balance of $23.1 million and a total working capital balance of $135.6 million.  Management believes that cash flow from operations and existing credit facilities will provide the Company with sufficient financial resources to fund its operations for the next 12 months.

Net debt to segment profit

As at November 30, 2008, net debt was $700.1 million, up from $673.1 million at August 31, 2008.  Net debt to segment profit at November 30, 2008 was 2.8 times, up from 2.7 at August 31, 2008.  This ratio remains below management’s stated guidance range of 3.0 to 3.5 times.

Off-balance sheet arrangements and derivative financial instruments

The Company has entered into Canadian interest rate swap agreements to fix the interest rate on its outstanding bank loans.  The estimated fair value of these agreements at November 30, 2008 is $19.7 million.  This estimated fair value has been recorded as a liability in the consolidated balance sheets.

The Company has entered into a derivative instrument in order to offset its exposure to changes in the fair value of units issued under its PSU plan.  The estimated fair value of this instrument at November 30, 2008 is $0.2 million.  This estimated fair value has been recorded as a liability in the consolidated balance sheets.

Contractual commitments

The Company has added no significant unfulfilled contractual obligations in fiscal 2009.

Outstanding Share Data

As at December 31, 2008, 3,445,358 Class A Voting Shares and 76,586,434 Class B Non-Voting Shares were issued and outstanding.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred in the three months ended November 30, 2008 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Key Performance Indicators

The Company measures the success of its strategies using a number of key performance indicators.  These have been outlined in the Management’s Discussion and Analysis contained in the Annual Report for the year ended August 31, 2008, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.  Certain key performance indicators are not measurements in accordance with Canadian or U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

Corus                                                                                                                                                  12

The following tables reconcile those key performance indicators that are not in accordance with GAAP measures:

Free cash flow
	Three months ended
	November 30,
(thousands of Canadian dollars)	2008	2007
Cash provided by (used in):
Operating activities	4,715	3,988
Investing activities	(2,731)	(6,918)
Free cash flow	1,984	(2,930)

Net debt
(thousands of Canadian dollars)	As at November 30, 2008	As at August 31, 2008
Long-term debt	723,637	692,750
Cash and cash equivalents	(23,064)	(19,642)
Net debt	700,573	673,108

Net debt to segment profit
(thousands of Canadian dollars except ratios)	As at November 30, 2008	As at August 31, 2008
Net debt (numerator)	700,573	673,108
Segment profit (1) (denominator)	250,082	252,130
Net debt to segment profit	2.8	2.7

(1)  Reflects aggregate amounts for the most recent four quarters, as detailed in the table in the “Quarterly Consolidated Financial Information” section of Management’s Discussion and Analysis.

Impact of New Accounting Policies

On September 1, 2008, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 1535 “Capital Disclosures”, Section 3862 “Financial Instruments - Disclosures” and Section 3863 “Financial Instruments - Presentation”, with no restatement of prior periods. The required disclosures are included in the notes to these interim consolidated financial statements.

Recent Accounting Pronouncements

In February 2008, The Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required in Canada for publicly accountable profit-oriented enterprises for fiscal years beginning on or after January 1, 2011.  The Company will be required to report using IFRS beginning September 1, 2011.  The Company has begun the process of evaluating the impact of the change to IFRS.

Corus                                                                                                                                                  13

Consolidated Financial Statements and Notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

(unaudited)	As at November 30,	As at August 31,
(in thousands of Canadian dollars)	2008	2008
ASSETS (note 6)
Current
Cash and cash equivalents	23,064	19,642
Accounts receivable	191,964	157,440
Income taxes recoverable	-	1,615
Prepaid expenses and other	10,537	10,135
Program and film rights	137,496	131,301
Future tax asset	9,740	9,593
Total current assets	372,801	329,726

Tax credits receivable	25,701	21,952
Investments and other assets (note 3)	27,279	93,086
Property, plant and equipment	70,613	73,562
Program and film rights	108,116	103,163
Film investments (note 4)	87,796	80,819
Broadcast licenses	560,383	533,491
Goodwill	856,495	797,854
	2,109,184	2,033,653

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities (note 5)	189,922	196,026
Income taxes payable	12,269	-
Total current liabilities	202,191	196,026

Long-term debt (note 6)	723,637	692,750
Other long-term liabilities (note 7)	86,226	59,936
Future tax liability	97,415	87,699
Total liabilities	1,109,469	1,036,411

Non-controlling interest	19,361	20,237

SHAREHOLDERS’ EQUITY
Share capital (note 8)	840,165	848,257
Contributed surplus (note 8)	13,115	17,304
Retained earnings	153,655	131,594
Accumulated other comprehensive loss (note 17)	(26,581)	(20,150)
Total shareholders’ equity	980,354	977,005
	2,109,184	2,033,653

See accompanying notes

On behalf of the Board:

John M. Cassaday                                                        Heather A. Shaw
Director                                                                           Director

January 13, 2009

Corus                                                                                                                                                  14

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
(unaudited)	November 30,
(in thousands of Canadian dollars except per share amounts)	2008	2007
Revenues	216,785	214,825
Direct cost of sales, general and administrative expenses	135,443	131,435
Depreciation	4,992	5,769
Interest expense (notes 6 and 9)	10,402	10,989
Disputed regulatory fees (note 19)	1,690	-
Other expense, net (notes 10 and 16)	1,400	3,887
Income before income taxes and non-controlling interest	62,858	62,745
Income tax expense (note 11)	20,875	22,138
Non-controlling interest	1,350	1,220
Net income for the period	40,633	39,387

Earnings per share (note 8)
Basic	$0.51	$0.47
Diluted	$0.50	$0.46

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
(unaudited)	November 30,
(in thousands of Canadian dollars)	2008	2007
Net income for the period	40,633	39,387
Other comprehensive loss, net of tax
Unrealized foreign currency translation adjustment	1,825	(972)
Unrealized change in fair value of available-for-sale investments	(925)	183
Unrealized change in fair value of cash flow hedges	(7,331)	(6,002)
	(6,431)	(6,791)
Comprehensive income for the period	34,202	32,596

See accompanying notes

Corus                                                                                                                                                  15

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Three months ended
(unaudited)	November 30,
(in thousands of Canadian dollars)	2008	2007
Share capital
Balance, beginning of period	848,257	882,244
Issuance of shares under stock option plan	358	6,768
Shares repurchased	(8,450)	(13,960)
Balance, end of period	840,165	875,052

Contributed surplus
Balance, beginning of period	17,304	10,250
Stock-based compensation	949	1,869
Settlement of long-term incentive plan liability	(5,138)	-
Exercise of stock options	-	(585)
Balance, end of period	13,115	11,534

Retained earnings
Balance, beginning of period	131,594	95,568
Cumulative impact of accounting changes	-	(1,594)
Adjusted opening balance	131,594	93,974
Net income for the period	40,633	39,387
Dividends	(11,939)	(10,403)
Share repurchase excess (note 8)	(6,633)	(18,380)
Balance, end of period	153,655	104,578

Accumulated other comprehensive loss
Balance, beginning of period	(20,150)	(12,169)
Cumulative impact of accounting changes	-	7,007
Adjusted opening balance	(20,150)	(5,162)
Other comprehensive loss, net of tax	(6,431)	(6,791)
Balance, end of period	(26,581)	(11,953)

See accompanying notes

Corus                                                                                                                                                  16

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
(unaudited)	November 30,
(in thousands of Canadian dollars)	2008	2007
OPERATING ACTIVITIES
Net income for the period	40,633	39,387
Add non-cash items:
Depreciation	4,992	5,769
Amortization of program and film rights	37,483	36,077
Amortization of film investments	3.349	4,916
Future income taxes	4,723	4,921
Non-controlling interest	1,350	1,220
Stock-based compensation	581	2,884
Imputed interest and other	1,992	2,538
Net change in non-cash working capital balances related to operations	(29,655)	(33,683)
Payment of program and film rights	(49,248)	(42,297)
Net additions to film investments	(11,485)	(17,744)
Cash provided by operating activities	4,715	3,988

INVESTING ACTIVITIES
Additions to property, plant and equipment	(1,995)	(4,219)
Business combinations	(74,950)	332
Cash held in escrow	74,950	-
Net cash flows for investments and other assets	(328)	(1,135)
Decrease in public benefits associated with acquisitions	(408)	(1,896)
Cash used in investing activities	(2,731)	(6,918)

FINANCING ACTIVITIES
Increase in bank loans	30,849	19,828
Issuance of shares under stock option plan	358	6,183
Shares repurchased	(15,083)	(32,340)
Dividends paid	(12,017)	(10,480)
Dividend paid to non-controlling interest	(2,669)	(1,603)
Other	-	(158)
Cash provided by (used in) financing activities	1,438	(18,570)
Increase (decrease) in cash and cash equivalents during the period	3,422	(21,500)
Cash and cash equivalents, beginning of period	19,642	33,347
Cash and cash equivalents, end of period	23,064	11,847

See accompanying notes

Corus                                                                                                                                                  17

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2008
(in thousands of Canadian dollars, except share information)

1.	BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Corus Entertainment Inc. and its subsidiaries (“Corus” or the “Company”).  The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements.  As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2008.

Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results.  Accordingly, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.  Each of the broadcasting businesses [Radio and Television] has unique seasonal aspects.

For the broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity.   Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity, and for the second quarter tend to be the weakest, consistent with lower consumer spending in winter months.

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of application as the fiscal 2008 annual consolidated financial statements, except as described below.

Changes in accounting policies

On September 1, 2008, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535 “Capital Disclosures”, Section 3862 “Financial Instruments - Disclosures” and Section 3863 “Financial Instruments - Presentation”, with no restatement of prior periods.

Section 1535 establishes standards for disclosing information about an entity’s objectives, policies and processes for managing capital.  The required disclosures are included in note 13 to these interim consolidated financial statements.

Section 3862 and Section 3863 enhance existing disclosures in previously issued Section 3861, ‘‘Financial Instruments - Disclosure and Presentation’’. Section 3862 places greater emphasis on disclosures about risks related to recognized and unrecognized financial instruments and how those risks are managed. Section 3863 carries forward the same presentation standards as Section 3861. The required disclosures are included in note 14 to these interim consolidated financial statements.

Corus                                                                                                                                                  18

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2008
(in thousands of Canadian dollars, except share information)

Pending accounting changes

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets,” replacing Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Section 3064 addresses when an internally developed intangible asset meets the criteria for recognition as an asset. The CICA also issued amendments to Section 1000, “Financial Statement Concepts”. These changes are effective for fiscal years beginning on or after October 1, 2008, with earlier adoption permitted, and will be adopted by the Company effective September 1, 2009.  Collectively, these changes bring Canadian practice closer to International Financial Reporting Standards by eliminating the practice of recognizing as assets a variety of start-up, pre-production and similar costs that do not meet the definition and recognition criteria of an asset. The Company is currently evaluating the effects of adopting these changes.

Financial instruments

The Company has classified its cash equivalents and derivative financial instruments that are not designated as hedges as held-for-trading.  They are presented at their fair value and gains or losses arising on revaluation at the end of each year are included in net income for the year. Accounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities and certain components of other long-term liabilities are classified as other financial liabilities and are also measured at amortized cost.  Investments in equity instruments are considered available-for-sale.  Available-for-sale investments are carried at fair value on the consolidated balance sheets, with changes in fair value recorded in other comprehensive loss, until such time as the investments are disposed of or an other-than-temporary impairment has occurred, in which case the impairment is recorded in net income for the year. Long-term debt instruments have been classified as other financial liabilities and are measured at amortized cost. Financial instruments measured at amortized cost use the effective interest rate method of amortization.

All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value, with changes in fair value recorded in net income for the year unless they are effective cash flow hedging instruments.  Derivative financial instruments that are designated as cash flow hedges, such as interest rate swap agreements, are presented at their fair value, with gains or losses arising from the revaluation at the end of each year included in other comprehensive loss to the extent of hedge effectiveness.

3.	INVESTMENTS AND OTHER ASSETS

	As at November 30, 2008	As at August 31, 2008
Cash held in escrow	-	74,950
Investments at equity	13,668	12,506
Other	13,611	5,630
	27,279	93,086

Corus                                                                                                                                                  19

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2008
(in thousands of Canadian dollars, except share information)

4.	FILM INVESTMENTS

	As at November 30, 2008	As at August 31, 2008
Projects in development and in process, net of advances	21,992	18,285
Completed projects and distribution rights	42,948	38,687
Investments in third-party-produced film projects	22,856	23,847
	87,796	80,819

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at August 31, 2008, the Company had $2,982 in accrued restructuring expenses in accounts payable and accrued liabilities.  In fiscal 2009, $1,159 has been paid in respect of these provisions and as at November 30, 2008, $1,823 remains unpaid.  The Company anticipates that these provisions will be substantially paid in fiscal 2009.

6.	LONG-TERM DEBT

	As at November 30, 2008	As at August 31, 2008
Bank loans	726,353	695,767
Unamortized financing fees	(2,716)	(3,017)
	723,637	692,750

The Company has a credit facility with a syndicate of banks that matures on January 24, 2011.  The amount committed is $800,000, of which $300,000 is available on a revolving basis and $500,000 on a non-revolving basis, and is repayable at maturity.

Interest rates on the balance of the bank loans fluctuate with Canadian bankers’ acceptances and LIBOR.  As at November 30, 2008, the weighted average interest rate on the outstanding bank loans was 3.8%.  The Company has entered into Canadian interest rate swap agreements to fix the interest rate at 4.13% plus a margin on $400,000 of the non-revolving facility for the full term of the facility.  Interest on the bank loans, including the impact of the swap, averaged 4.8% for the first quarter of fiscal 2009.

The banks hold as collateral a first ranking charge on all assets and undertakings of Corus and certain of Corus’ subsidiaries as designated under the credit agreements.  Under the facility, the Company has undertaken to maintain certain financial covenants.  Management has determined that the Company was in compliance with the covenants provided under the bank loans as at November 30, 2008.

7.	OTHER LONG-TERM LIABILITIES

	As at November 30, 2008	As at August 31, 2008
Public benefits associated with acquisitions	9,080	3,467
Unearned revenue	3,816	3,160
Program rights payable	33,108	31,719
Stock-based compensation obligations	520	1,332
Deferred leasehold inducements	5,431	5,488
Derivative fair value	19,706	9,381
Other	14,565	5,389
	86,226	59,936

Corus                                                                                                                                                  20

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2008
(in thousands of Canadian dollars, except share information)

8.	SHARE CAPITAL
Authorized

The Company is authorized to issue, upon approval of holders of no less than two-thirds of the existing Class A shares, an unlimited number of Class A participating shares (“Class A Voting Shares”), as well as an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”), Class A Preferred Shares, and Class 1 and Class 2 Preferred Shares.

Issued and Outstanding

The changes in the Class A Voting Shares and Class B Non-Voting Shares since August 31, 2008 are summarized as follows:

	Class A Voting Shares		Class B Non-Voting Shares		Total
	#	$	#	$	$
Balance as at August 31, 2008	3,445,858	26,684	77,361,578	821,573	848,257
Conversion of Class A Voting Shares to Class B Non-Voting Shares	(500)	(4)	500	4	-
Issuance of shares under Stock Option Plan	-	-	19,322	358	358
Shares repurchased	-	-	(794,966)	(8,450)	(8,450)
Balance as at November 30, 2008	3,445,358	26,680	76,586,434	813,485	840,165

Stock Option Plan

Under the Company’s Stock Option Plan (the “Plan”), the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors and employees of or consultants to the Company.  The number of Class B Non-Voting Shares which the Company is authorized to issue under the Plan is 10% of the issued and outstanding Class B Non-Voting Shares.  All options granted are for terms not to exceed 10 years from the grant date.  The exercise price of each option equals the market price of the Company’s stock on the date of the grant.  Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

A summary of the changes to the stock options outstanding since August 31, 2008, is presented as follows:

	Number of options (#)	Weighted average exercise price ($)
Outstanding as at August 31, 2008	3,869,288	13.85
Granted	464,500	17.62
Forfeited	(56,660)	18.95
Exercised	(19,322)	18.53
Outstanding as at November 30, 2008	4,257,806	14.17

As at November 30, 2008, the Company has outstanding stock options for 4,257,806 Class B Non-Voting Shares, of which 3,402,506 are exercisable.

The fair value of each option granted since September 1, 2003 was estimated on the date of the grant using the Black-Scholes option pricing model.  The estimated fair value of the options is amortized to income over the option's vesting period on a straight-line basis. In fiscal 2009, the Company has recorded stock-based compensation expense for the three-month period of $290 (2008 - $440), respectively.  This charge has been credited to contributed surplus.  Unrecognized stock-based compensation expense at November 30, 2008 related to stock-option plans was $2,838.

Corus                                                                                                                                                  21

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2008
(in thousands of Canadian dollars, except share information)

The fair value of each option granted in fiscal 2009 was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Fiscal 2009
Fair value	3.12
Expected life	5.4 years
Risk-free interest rate	2.77%
Dividend yield	3.4%
Volatility	24.7%

Performance Share Units

The Company has granted Performance Share Units (“PSUs”) to certain employees.  Each PSU entitles the participant to receive a cash payment in an amount equal to the closing price of Class B Non-Voting Shares traded on the Toronto Stock Exchange (the “TSX”) at the end of the restriction period, multiplied by the number of vested units determined by achievement of specific performance-based criteria.  The stock-based compensation expense recovery recorded for the three months ended November 30, 2008 in respect of this plan was $129 (2008 - expense of $886).  The current period’s expense reversal includes a charge of $239 (2008 - income of $129) generated by a total return swap entered into in order to limit the Company’s exposure to changes in the fair value of certain obligations under the PSU plan.

Long-term Incentive Plan

In fiscal 2009, 209,600 units were granted under this plan.  The Company has recorded stock-based compensation expense for the three months ended November 30, 2008 of $659 (2008 - $1,429).  This charge has been credited to contributed surplus.  Units that vested on August 31, 2008 were paid in cash in September 2008.  This resulted in a reduction of $5.1 million to contributed surplus in the first quarter of fiscal 2009.

Normal Course Issuer Bid

On February 13, 2008, the Company announced that the TSX had accepted the notice filed by the Company of its intention to renew its normal course issuer bid for its Class B Non-Voting Shares through the facilities of the TSX.  The Company intends to purchase for cancellation a maximum of 6,000,000 Class B Non-Voting Shares.

The shares purchased for cancellation since August 31, 2008 are as follows:
	Fiscal 2009
Normal course issuer bid expiry date	#	$	Average
February 14, 2009	794,966	15,083	18.97

As at November 30, 2008, the Company had purchased 3,612,966 Class B Non-Voting Shares under the normal course issuer bid expiring on February 14, 2009.

During fiscal 2009, the total cash consideration paid exceeded the carrying value of the shares repurchased by $6,633, which was charged to retained earnings.

Corus                                                                                                                                                  22

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2008
(in thousands of Canadian dollars, except share information)

Earnings per share

The following is a reconciliation of the numerator and denominators (in thousands) used for the computation of the basic and diluted earnings per share amounts:
	Three months ended
	November 30,
	2008	2007
Net income for the period (numerator)	40,633	39,387

Weighted average number of shares outstanding (denominator)
Weighted average number of shares outstanding - basic	80,152	83,888
Effect of dilutive securities	1,101	2,278
Weighted average number of shares outstanding - diluted	81,253	86,166

Diluted earnings per share for the quarter excluded 758,311 weighted average Class B Non-Voting Shares (2008 - nil) issuable under the Company’s Stock Option Plan because these options were not “in-the-money”.

9.	INTEREST EXPENSE

	Three months ended
	November 30,
	2008	2007
Interest on long-term debt	8,578	8,542
Imputed interest on long-term liabilities	1,789	1,574
Other interest	35	873
	10,402	10,989

10.	OTHER EXPENSE, NET

	Three months ended
	November 30,
	2008	2007
Interest income	(596)	(174)
Foreign exchange losses	2,629	295
Losses (income) from equityinvestments	(550)	301
Restructuring charges	-	2,833
Other	(83)	632
	1,400	3,887

Corus                                                                                                                                                  23

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2008
(in thousands of Canadian dollars, except share information)

11.	INCOME TAX EXPENSE

The reconciliation of income taxes attributable to operations computed at the statutory rates to income tax expense for fiscal 2009 and 2008 is as follows:

	Fiscal 2009		Fiscal 2008
	$	%	$	%
Tax at combined federal and provincial rates	20,563	32.7	21,567	34.4
Miscellaneous differences	312	0.5	571	0.9
	20,875	33.2	22,138	35.3

12.	BUSINESS SEGMENT INFORMATION

Historically, the Company’s business activities have been conducted through three reportable operating segments.  As a result of changes made to Corus’ management structure, commencing in fiscal 2009 the former Content operating segment is now considered part of the Television segment and the activities of the Content business are included in the Television segment’s results.  Prior period segment disclosures have been restated to reflect this new structure, including the impact on eliminations of transactions between the Television segment and the former Content segment.  The Company’s business activities are now conducted through two reportable operating segments:

Radio

The Radio segment comprises 52 radio stations, situated primarily in high-growth urban centres in Canada.  Revenues are derived from advertising aired over these stations.

Television

The Television segment includes interests in several specialty television networks, pay television, conventional television stations, a digital music service, cable advertising services, the Nelvana production studio and the related distribution and licensing business.  Revenues are generated from subscriber fees, advertising and the licensing of proprietary films and television programs, merchandise licensing and publishing.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies of the most recent audited consolidated financial statements, except as noted in note 2.  Management evaluates each business segment’s performance based on revenues less direct cost of sales, general and administrative expenses.  Segment profit excludes disputed regulatory fees.

(a)  Revenues and segment profit

Three months ended November 30, 2008
	Radio	Television	Corporate	Eliminations	Consolidated
Revenues	75,528	141,257	-	-	216,785
Direct cost of sales, general and administrative expenses	53,517	76,987	4,939	-	135,443
Segment profit	22,011	64,270	(4,939)	-	81,342
Depreciation	1,642	2,341	1,009	-	4,992
Interest expense	226	1,043	9,133	-	10,402
Disputed regulatory fees	836	854	-	-	1,690
Other expense, net	180	2,319	(1,099)	-	1,400
Income before income taxes and non-controlling interest	19,127	57,713	(13,982)	-	62,858

Corus                                                                                                                                                  24

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2008
(in thousands of Canadian dollars, except share information)

Three months ended November 30, 2007
	Radio	Television	Corporate	Eliminations	Consolidated
Revenues	79,525	135,351	-	(51)	214,825
Direct cost of sales, general and administrative expenses	54,054	71,786	5,646	(51)	131,435
Segment profit	25,471	63,565	(5,646)	-	83,390
Depreciation	1,419	2,662	1,688	-	5,769
Interest expense	247	1,517	9,225	-	10,989
Other expense, net	(34)	4,212	(291)	-	3,887
Income before income taxes and non-controlling interest	23,839	55,174	(16,268)	-	62,745

The Corporate segment represents the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

(b)  Segment assets

	As at November 30, 2008	As at August 31, 2008
Radio	737,230	736,224
Television	1,327,440	1,179,812
Corporate	44,514	117,617
	2,109,184	2,033,653

Assets are located primarily within Canada.

c)  Goodwill

	As at November 30, 2008	As at August 31, 2008
Radio	419,983	419,983
Television	436,512	377,871
	856,495	797,854

Goodwill is located primarily within Canada.

13.	CAPITAL MANAGEMENT

The Company’s capital management objectives are to maintain financial flexibility in order to pursue its strategy of organic growth combined with strategic acquisitions and to provide returns to its shareholders.  The Company defines capital as the aggregate of its shareholders’ equity and long-term debt less cash and cash equivalents.

Total managed capital is as follows:
	As at November 30, 2008	As at August 31, 2008
Long-term debt	723,637	692,750
Cash and cash equivalents	(23,064)	(19,642)
Net debt	700,573	673,108
Shareholders’ equity	980,354	977,005
	1,680,927	1,650,113

The Company manages its capital structure in accordance with changes in economic conditions.  In order to maintain or adjust its capital structure, the Company may elect to issue or repay long-term debt, issue shares, repurchase shares through a normal course issuer bid, pay dividends or undertake any other activities as deemed appropriate under the specific circumstances.

Corus                                                                                                                                                  25

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2008
(in thousands of Canadian dollars, except share information)

The Company monitors capital on a number of bases, including: net debt to segment profit ratio and dividend yield.  The Company’s stated objectives are to maintain a net debt to segment profit ratio of 3.0 to 3.5 times, and maintain a dividend yield in excess of 2.5%.  The Company believes that these objectives provide a reasonable framework for providing a return to shareholders.  The Company is currently operating within these internally imposed constraints.

The Company is not subject to any externally imposed capital requirements, and there have been no changes in the Company’s capital management approach during the period.

14.	FINANCIAL INSTRUMENTS

Classification

The following table sets out the classification of financial and non-financial assets and liabilities as at November 30, 2008:

Financial assets
Held-for-trading
Cash and cash equivalents	23,064
Loans and receivables
Accounts receivable	191,964
Investments and other assets	626
Available-for-sale
Investments and other assets	686
Non-financial assets	1,892,844
Total assets	2,109,184

Financial liabilities
Held-for-trading
Accounts payable and accrued liabilities	231
Other financial liabilities
Accounts payable and accrued liabilities	189,691
Long-term debt	723,637
Other long-term liabilities	47,673
Derivative designated as hedging item
Other long-term liabilities	19,706
Non-financial liabilities	128,531
Total liabilities	1,109,469

Fair values

The carrying values of the Company’s financial instruments approximate their fair values unless otherwise noted.

The fair values of financial instruments included in current assets and current liabilities approximate their carrying values due to their short-term nature.

The fair value of publicly traded shares included in investments and other assets is determined by quoted share prices in active markets.  The fair value of other financial instruments included in this category is determined using other valuation techniques.

Corus                                                                                                                                                  26

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2008
(in thousands of Canadian dollars, except share information)

The carrying value of the Company's bank loans approximates their fair value because interest charges under the terms of the bank loans are based on current Canadian bankers' acceptance and LIBOR rates.

The fair values of financial instruments in other long-term liabilities approximate their carrying values as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

The fair values of derivative financial instruments are determined based on quotations by the counterparties to the agreements.

Fair value estimates are made at a specific point in time, based on relevant market information andinformation about the financial instrument.  These estimates are subjective in nature and involveuncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Risk management

The Company is exposed to various risks related to its financial assets and liabilities.  These risk exposures are managed on an ongoing basis.

Credit risk

In the normal course of business, the Company is exposed to credit risk from its accounts receivable from customers.  The carrying amounts for accounts receivable are net of applicable allowances for doubtful accounts, which are estimated based on past experience, specific risks associated with the customer and other relevant information.

The Company is also exposed to credit-related losses in the event of non-performance by counterparties to derivative instruments.  The Company manages its counterparty risk by only accepting major financial institutions with high credit ratings as counterparties.

The maximum exposure to credit risk is the carrying amount of the financial assets.

The following table sets out details of the age of receivables and allowance for doubtful accounts as at November 30, 2008:

Trade accounts receivable
Current	94,552
One to three months past due date	71,080
Over three months past due date	19,453
185,085
Other receivables	11,183
196,268
Less allowance for doubtful accounts	4,304
191,964

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet commitments associated with financial instruments.  The Company manages liquidity risk primarily by maintaining sufficient unused capacity within its long-term debt facility.  The unused capacity at November 30, 2008 was $70,000.  Further information with respect to the Company’s long-term debt facility is provided in note 8 of the Company’s August 31, 2008 audited consolidated financial statements.

Corus                                                                                                                                                  27

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2008
(in thousands of Canadian dollars, except share information)

The following table sets out the undiscounted contractual obligations related to repayment of long-term debt and obligations related to derivative instruments as at November 30, 2008:

	Total	Less than one year	One to three years
Long-term debt	730,000	-	730,000
Derivative instruments	37,249	16,520	20,729
	767,249	16,520	750,729

Market risk

Market risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices, whether those changes are caused by factors specific to the individual instrument or its issuers or factors affecting all instruments traded in the market.

The Company is exposed to foreign exchange risk through its international content distribution operations, as well as through U.S. dollar denominated programming purchasing.  The most significant foreign currency exposure is to movements in the U.S. dollar to Canadian dollar exchange rate and the U.S dollar to euro exchange rate.  The impact of foreign exchange on income before income taxes and non-controlling interest for the three months ended November 30, 2008 is detailed in note 16.

The Company is exposed to interest rate risk on the bankers’ acceptances issued at floating rates under its bank loan facility.  The Company manages this risk through the use of interest rate swaps to fix the interest rate as discussed in note 6.  An assumed 1% increase in short-term interest rates during the three months ended November 30, 2008 would have decreased net income for the period by $512.

Other considerations

The Company does not engage in trading or other speculative activities with respect to derivative financial instruments.

15.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Interest paid, interest received and income taxes paid and classified as operating activities are as follows:
	Three months ended
	November 30,
	2008	2007
Interest paid	8,733	9,732
Interest received	596	174
Income taxes paid	3,554	7,813

Corus                                                                                                                                                  28

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2008
(in thousands of Canadian dollars, except share information)

16.	FOREIGN EXCHANGE GAINS AND LOSSES

The Company has reflected certain gains and losses in its consolidated statements of income as a result of exposure to foreign currency exchange rate fluctuations.  A portion of these gains and losses relates to operating activities while other portions are of a financing nature.  Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:
	Three months ended
	November 30,
	2008	2007
Direct cost of sales, general and administrative expenses	1,150	(894)
Other expense, net	2,629	295
Total foreign exchange losses (gains)	3,779	(599)

17.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	As at November 30, 2008	As at August 31, 2008
Foreign currency translation adjustment	(10,367)	(12,192)
Unrealized loss on available-for-sale investments	(2,222)	(1,297)
Unrealized loss on cash flow hedge	(13,992)	(6,661)
	(26,581)	(20,150)

18.	BUSINESS COMBINATIONS

In the first quarter of fiscal 2009, the Company completed the acquisition of Canadian Learning Channel (“CLT”).  The total cash consideration paid was approximately $75.0 million, including customary closing adjustments.  The CRTC approved the acquisition on August 22, 2008 and the Company took over ownership and operation of CLT, subsequently rebranded VIVA, on September 1, 2008.  The Company has not yet finalized the valuation of intangibles for the purpose of allocating the purchase cost of the acquisition.  The preliminary purchase equation, which was accounted for using the purchase method, is summarized below:

Assigned value of net assets acquired:
Working capital	1,061
Program and film rights	1,501
Broadcast licenses	27,642
Goodwill	58,641
Other long-term liabilities	(6,000)
Future tax liabilities	(7,895)
Cash consideration given:	74,950

Corus                                                                                                                                                  29

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2008
(in thousands of Canadian dollars, except share information)

19.	COMMITMENTS AND CONTINGENCIES

The disputed regulatory fee expense relates to the April 2008 decision of the Federal Court of Appeal to reverse the December 2006 Federal Court decision that ruled that Part II fees paid by broadcasters to the CRTC were an unlawful tax.  The Supreme Court of Canada granted leave to appeal this decision in December 2008.  The matter is expected to be heard during fiscal 2009 but a decision is not expected until late in calendar 2009 at the earliest.  As at November 30, 2008, the Company has accrued $12,626 in relation to fees otherwise payable since fiscal 2007.

Corus                                                                                                                                                  30

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